Exhibit 12

Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2005

	Three Months Ended		Six Months Ended
	March 31		March 31

	2005	2004	2005	2004

		(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$140,066	$93,710	$236,583	$141,123
Add:
Portion of rents representative of the interest factor	1,138	850	2,196	1,740
Interest on debt & amortization of debt expense	33,073	16,160	65,615	33,495

Income as adjusted	$174,277	$110,720	$304,394	$176,358

Fixed charges:
Interest on debt & amortization of debt expense (1)	$33,073	$16,160	$65,615	$33,495
Capitalized interest (2)	807	181	1,351	345
Rents	3,414	2,550	6,587	5,221
Portion of rents representative of the interest factor (3)	1,138	850	2,196	1,740

Fixed charges (1)+(2)+(3)	$35,018	$17,191	$69,162	$35,580

Ratio of earnings to fixed charges	4.98	6.44	4.40	4.96